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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          STEEL OF WEST VIRGINIA, INC.
                           (NAME OF SUBJECT COMPANY)

                          STEEL OF WEST VIRGINIA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 COMPANY COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   858154107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                TIMOTHY R. DUKE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           17TH STREET AND 2ND AVENUE
                        HUNTINGTON, WEST VIRGINIA 25703
                                 (304) 696-8200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
   AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             JAMES D. EPSTEIN, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                             PHILADELPHIA, PA 19103
                                 (215) 981-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Steel of West Virginia, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 17th Street and 2nd Avenue, Huntington, West Virginia 25703. The title of the class of equity securities to which this statement relates is the Company Common Stock, par value $.01 per share (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF PURCHASER.

  This statement relates to the tender offer by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser") and a wholly-owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 17, 1998 (the "Schedule 14D-l"), to purchase all of the issued and outstanding Shares, and the associated rights to purchase Common Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998 (the "Rights Agreement"), at a price of $10.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998, as may hereafter be amended or supplemented (the "Offer to Purchase"), and the related Letter of Transmittal, as may hereafter be amended or supplemented (which, together with the Offer to Purchase, constitute the "Offer"). Unless the context otherwise requires, all references herein to Shares shall be deemed to include the associated Rights. Capitalized terms used herein without definition have the same meanings specified in the Offer to Purchase.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 1998 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of the Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of the Parent and the Purchaser are c/o Roanoke Electric Steel Corporation, 102 Westside Boulevard, N.W., P.O. Box 13948, Roanoke, VA 24038.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) NAME AND ADDRESS OF THE COMPANY. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) MATERIAL CONTRACTS, ETC.

  The following is a summary of the Merger Agreement, the Stock Option Agreement, the Stock Tender and Voting Agreements, and the Rights Amendment, each of which is qualified in its entirety by reference to such agreement as filed as exhibits to this Schedule 14D-9.

 The Merger Agreement.

    THE OFFER. The Merger Agreement provides, among other things, for the commencement of the Offer as soon as reasonably practicable and, in any event, within five business days from the date of public announcement of the execution thereof. The obligation of the Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to (i) at the expiration of the Offer, a number of Shares that constitutes more than 50% of the voting power (determined on a fully-diluted basis) entitled to vote generally in the election of directors or in a merger has been validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer (the "Minimum Condition"), and (ii) the satisfaction or waiver of the other Offer Conditions (as

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described below). Under the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any of the Offer Conditions (other than the Minimum Condition) and make any other changes in the terms or conditions of the Offer. Notwithstanding the foregoing, under the terms of the Merger Agreement, without the written consent of the Company, the Purchaser cannot (a) decrease the price per Share to be paid in the Offer, change the form of consideration payable in the Offer (other than by adding consideration) or decrease the number of Shares sought in the Offer, (b) change or amend the Offer Conditions (other than to waive any Offer Condition, except that the Minimum Condition may not be waived without the consent of the Company), (c) impose additional conditions to the Offer or (d) amend any other term of the Offer in any manner adverse to the holders of Shares (other than insignificant changes or amendments). The Purchaser has no obligation to pay interest on the purchase price of tendered Shares, including in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer described under "-- Termination Events."

  The Merger Agreement provides that, subject to its terms and conditions, including but not limited to the Offer Conditions, the Parent will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law. If, on the initial Expiration Date, the Offer Conditions have not been satisfied or waived, the Purchaser will have the right, in its sole discretion, to extend the Offer for one or more periods not to exceed an aggregate of 30 business days and, if all of the Offer Conditions have been satisfied or waived and less than 90% of the outstanding Shares have been tendered in the Offer and not withdrawn, then the Purchaser will have the additional right, in its sole discretion, so long as the Purchaser and the Parent each waive in writing the satisfaction of each of the Offer Conditions, to extend the Offer for one or more periods not to exceed an aggregate of 20 business days. Notwithstanding the foregoing, however, the Purchaser may not extend the Expiration Date beyond the Outside Date, without the consent of the Company.

  Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment or payment for any Shares tendered pursuant to the Offer, and may terminate the Offer (whether or not the Purchaser has purchased or paid for any Shares) to the extent permitted by the Merger Agreement unless the following conditions (the "Offer Conditions") have been satisfied:

    (a) the Minimum Condition;

    (b) all of the representations and warranties of the Company set forth in the Merger Agreement that are qualified by reference to a Material Adverse Effect (as defined in the Merger Agreement) are true and correct, and any such representations and warranties that are not so qualified are true and correct in all respects except in any respect that is not likely to have a Material Adverse Effect, in each case as if such representations and warranties were made at the time of such determination; or

    (c) at any time on or after the date of the Merger Agreement, none of the following events has occurred:

      (1) the entry or issuance of any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation enacted, entered, enforced, promulgated, amended or issued that is applicable to the Parent, the Purchaser, the Company, or any subsidiary or affiliate of the Purchaser or the Company, or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that is likely to have the effect of: (i) making illegal or otherwise directly or indirectly restraining or prohibiting the making of the Offer in accordance with the terms of the Merger Agreement, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any of its affiliates or the consummation of the Merger; (ii) prohibiting the ownership or operation of the Company and its subsidiaries by the Parent or any of the Parent's subsidiaries; (iii) imposing material limitations on the ability of the Parent, the Purchaser

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    or any of the Parent's affiliates effectively to acquire or hold or to exercise in all material respects full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by the Parent or the Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption of the Merger Agreement or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by the Parent or the Purchaser or any of their affiliates of any Shares;

      (2) (i) any general suspension of trading in, or limitation on prices (other than suspensions or limitations triggered on the Nasdaq National Market by price fluctuations on a trading day) for, securities on any national securities exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or material armed hostilities or other material national calamity directly involving the entire United States or materially adversely affecting the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

      (3) (i) the Board of Directors of the Company (the "Board") or any committee thereof has withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer, (ii) any such person or group has entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, or (iii) the Board or any committee thereof has resolved to do any of the foregoing;

      (4) the Company fails to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

      (5) the Merger Agreement has been terminated in accordance with its terms or the Offer has been terminated with the consent of the Company; or

      (6) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer or the Merger have not expired or been terminated;

and, upon the failure of any of the conditions set forth in paragraphs (b) or
(c) above, the Purchaser determines, in its reasonable judgment, that it is inadvisable for the Purchaser to proceed with the Offer or with the acceptance for payment of or payment for Shares. The Offer Conditions (other than the Minimum Condition) are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion.

       THE MERGER. The Merger Agreement provides, that upon the terms and subject to the conditions thereof and in accordance with the DGCL and the Virginia Stock Corporation Act, at the Effective Time of the Merger, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation. At the Parent's election, any direct or indirect subsidiary of the Parent other than the Purchaser may be merged with and into the Company instead of the Purchaser.

  Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (unless otherwise provided for) will be canceled, extinguished and converted into the right to receive the Merger Consideration, which equals $10.75 in cash, or any higher price that may be paid pursuant to the Offer, payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement, less any required withholding taxes.

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  The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding Employee Option, whether or not then exercisable, will be canceled by the Company, and the holder thereof will be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash equal to the product of
(a) the number of Shares previously subject to such Employee Option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share of the Employee Option, less any withholding taxes.

  The Merger Agreement provides that, unless otherwise stipulated, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of or consented to the Merger and have delivered a written demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have not failed to perfect or have not effectively withdrawn or lost their rights to appraisal and payment under the DGCL will not be converted into the right to receive the Merger Consideration, but instead will be entitled to receive the consideration determined pursuant to Section 262 of the DGCL; provided, however, that, if such holder fails to perfect or has effectively withdrawn or lost the holder's right to appraisal and payment under the DGCL, such holder's Shares will thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration as described above without any interest thereon.

  The Merger Agreement also provides that, at the Effective Time and without any further action on the part of the Company and Purchaser, the Company's Certificate of Incorporation, as amended and in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company and the Purchaser, the Bylaws of the Company will become the Bylaws of the Surviving Corporation. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Surviving Corporation will be: Donald G. Smith, Chairman of the Board; Timothy R. Duke, President; Mark G. Meikle, Vice President and Treasurer; and W. Bruce Groff, Jr., Vice President of Human Resources and Secretary; in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

    STOCKHOLDERS' MEETING. The Merger Agreement provides that, if required, the Company, acting through its Board, must, in accordance with and subject to applicable law and its Certificate of Incorporation, as amended, and its Bylaws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of adopting the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting") and (ii) except if the Board by majority vote determines in good faith, based upon the advice of outside counsel to the Company that to do so would reasonably likely constitute a breach of fiduciary duty under applicable law, (A) include in the proxy statement relating to the Stockholders' Meeting (the "Proxy Statement"), the unanimous recommendation of the Board that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and the written opinion of Janney Montgomery Scott Inc. ("Janney"), the Company's financial advisor, that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view and (B) use its reasonable best efforts to obtain the necessary adoption of the Merger Agreement. At the Stockholders' Meeting, the Parent and the Purchaser will cause all Shares then owned by them and their subsidiaries to be voted in favor of adoption of the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that, if required by applicable law, as soon as practicable following the Parent's request, the Company will prepare and file a preliminary Proxy Statement with respect to the Stockholders' Meeting with the Commission under the Exchange Act and the rules and regulations promulgated thereunder, and will use its reasonable best efforts to have such Proxy Statement approved by the Commission. The parties will cooperate with one another in this endeavor. The Merger Agreement provides that, notwithstanding the foregoing, in the event that the Purchaser acquires at least 90% of the outstanding Shares, the Company agrees, at the request of the Purchaser, subject to the respective provisions of the Merger Agreement, to take all necessary and appropriate

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action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

    DESIGNATION OF DIRECTORS. Promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser may designate up to such number of directors, rounded up to the next whole number, to the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence and including any vacancies or unfilled newly-created directorships) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company will amend its Bylaws to provide for each of the matters set forth in the Merger Agreement with respect to the designation of directors and will, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and
(iii) each committee of each such board of directors, in each case only to the extent permitted by law. Until the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company will use its reasonable best efforts to ensure that all the members of the Board and such other boards and committees as of the date of the Merger Agreement who are not employees of the Company will remain members of the Board and such other boards and committees.

  The Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations with respect to the designation of directors and will include in the Schedule 14D-9 or a separate Rule 14f-1 information statement provided to stockholders such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations with respect to the designation of directors. The Parent or the Purchaser will supply to the Company and be solely responsible for the accuracy and completeness of any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  In addition to any vote of the Board required by law, the Certificate of Incorporation, as amended, the Bylaws of the Company or by the Merger Agreement, following the election or appointment of the Purchaser's designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company (the "Disinterested Directors") will be required to authorize any amendment, or waiver of any term or condition, of the Merger Agreement or the Certificate of Incorporation, as amended, or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights hereunder. The number of Disinterested Directors will not be less than two; provided, however, that if the number of Disinterested Directors is reduced below two for any reason, the remaining Disinterested Director will be entitled to designate persons to fill such vacancies who will be deemed to be Disinterested Directors for purposes of the Merger Agreement, or if no Disinterested Directors then remain, the other directors who were directors prior to the date hereof will designate two persons who cannot be officers, stockholders or affiliates of the Company, the Parent or the Purchaser, to fill such vacancies and such persons will be deemed to be Disinterested Directors for purposes of the Merger Agreement.

    ACCESS TO INFORMATION; CONFIDENTIALITY. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, upon reasonable prior notice, the Company will, and will cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers and employees and will use its reasonable best efforts to cause its auditors and other agents of the Parent, and financing sources who will agree to be bound by such provisions of the Merger Agreement as though a party thereto, complete access, consistent with applicable law, at all reasonable times to its officers, employees, agents, properties, offices, plants and other

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facilities and to all books and records, and will furnish Parent and such financing sources with all financial, operating and other data and information as Parent, through its officers, employees or agents, or such financing sources may from time to time reasonably request. The Merger Agreement further provides that all information obtained by the Parent and the Purchaser pursuant to the above paragraph will be kept confidential in accordance with that certain letter agreement Confidentiality Agreement, dated July 20, 1998 (the "Parent Confidentiality Agreement"), between the Parent and Janney, as agent for the Company, a copy of which is filed as Exhibit 9 to this Schedule 14D-9.

    NO SOLICITATION OF TRANSACTIONS. The Company, its affiliates and their respective officers, directors, employees, representatives and agents were obligated to immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with or involving the Company or any of its subsidiaries. At any time prior to consummation of the Offer, the Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date hereof that was not solicited, initiated or knowingly encouraged by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date hereof, pursuant to appropriate confidentiality agreements containing terms and conditions (including standstill provisions) that are no less favorable than the terms and conditions contained in the Parent Confidentiality Agreement. Additionally, the Company, its affiliates, officers, directors employees or representatives, may participate in discussions and negotiate with such person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, only if such person has submitted a proposal to the Board relating to any such transaction and the Board by a majority vote determines in good faith, based upon the advice of outside counsel to the Company, that failing to take such action is reasonably likely to constitute a breach of the Board's fiduciary duties under applicable law. The Board must provide a copy of any such written proposal to the Parent immediately after receipt thereof (except such written proposal must be provided to the Parent by 10:30 a.m. on the next business day in cases where such written proposal is not received during normal business hours) and must notify the Parent immediately if any proposal (oral or written) is made (except the Parent must be notified by 10:30 a.m. on the next business day in cases where such proposal is not received during normal business hours) and will in such notice, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal and will keep the Parent promptly advised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

  Except as set forth herein, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, may, directly or indirectly, solicit, initiate or knowingly encourage discussions or negotiations with, any corporation, partnership, person or other entity or group (other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent or the Purchaser) concerning any merger, sale of any material portion or assets, sale of any shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company. None of the foregoing, however, will prevent the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer. Furthermore, the Board may not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board by majority vote determines in good faith, based upon the advice of outside counsel to the Company, that failing to take such action is reasonably likely to constitute a breach of the Board's fiduciary duties under applicable law. The Company agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board determines, based upon the advice of outside counsel, that the failure to make such release or waiver is reasonably likely to constitute a breach of the Board's fiduciary duties under applicable law.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Certificate of Incorporation and Bylaws of the Surviving Corporation must contain provisions

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no less favorable with respect to indemnification than are set forth in the
Certificate of Incorporation and Bylaws of the Company and these provisions may not to be materially amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers or employees of the Company.

  The Merger Agreement also provides that for six years after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, the "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a "Claim" or, collectively, "Claims") arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification). Any of such Indemnified Parties must promptly notify the Parent of any Claim.

  For at least six years after the Effective Time, the Parent will or will cause the Surviving Corporation to maintain the Company's existing directors' and officers' liability insurance ("D & O Insurance") so long as the annual premium for such insurance is not in excess of twice the premium on the date of the Merger Agreement (the "Maximum Premium"); provided, however, that if the existing D & O Insurance expires, or is terminated or canceled by the insurance carrier during such period, the Surviving Corporation will use its reasonable best efforts to obtain as much D & O Insurance and, to the extent possible, covering substantially the same matters that were covered under the D & O Insurance as in effect in the date thereof, as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of the Maximum Premium. The Merger Agreement requires that any successor corporation or assignee of the Surviving Corporation or the Parent assume these insurance and indemnification obligations.

    FURTHER ACTION; REASONABLE BEST EFFORTS. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto will use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including but not limited to (i) cooperation in the preparation and filing of the Offer Documents (as defined therein), the
Schedule 14D-9, the Proxy Statement, any required filings under the HSR Act and any amendments to any thereof, (ii) cooperation with respect to consummating the financing of the Offer and the Merger and (iii) using its reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the Offer Conditions.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has agreed (and has agreed to cause its subsidiaries) to operate their respective businesses in the ordinary course and in a manner consistent with past practice. The Company and its subsidiaries will also use reasonable best efforts to seek to preserve intact their current business organizations, keep available the service of its current officers, employees and consultants, and preserve its relationships with customers, suppliers and other persons with which the Company has significant business relations. Pending consummation of the Merger, the Company and its subsidiaries have also agreed not to take any of the following actions without the Parent's consent:
(i) change the Company's governing documents; (ii) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest of the Company or any of its subsidiaries or any material assets of the Company or any of its subsidiaries, except for sales of inventory in the ordinary course of business and in a manner consistent with past practice; (iii) declare or pay a dividend or other distribution, either in cash, stock property or otherwise; (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company's capital stock; (v)(A) acquire another entity, (B) incur additional debt or assume, guarantee or endorse the obligations of another person, (C) enter into any agreement other than in the ordinary course of business consistent with past practice, or (D) authorize capital expenditures that are not in the Company's budget on the date of the Merger Agreement if the amount thereof would exceed specified dollar thresholds; (vi) increase the compensation of, or grant any severance to, directors, officers and employees (except to the extent required under existing plans); (vii) change accounting practices; (viii) make any material tax election or settle or compromise any material U.S. federal, state, local or foreign tax liability; (ix) adopt a plan of complete or partial dissolution; (x) pay or discharge any claims, liabilities or obligations; or
(xi) settle any pending litigation.

    EMPLOYEE BENEFITS MATTERS. The Merger Agreement provides that, on and after the Effective Time, the Parent will cause the Surviving Corporation and its subsidiaries to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans, programs and policies in existence as of the date thereof for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries (including all compensation and benefits earned through the Effective Time pursuant to the Company Plans disclosed to the Parent). The Parent and the Company have agreed that the Surviving Corporation and its subsidiaries will pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect as of the date thereof and disclosed to the Parent. The Merger Agreement further provides that if employees of the Surviving Corporation and its subsidiaries become eligible to participate in a medical, dental or health plan of the Parent or its subsidiaries, the Parent shall cause such plan to (i) waive any preexisting condition limitations for conditions covered under the applicable medical, health or dental plans of the Company and its subsidiaries and (ii) honor any deductible and out of pocket expenses incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to such participation.

  The Merger Agreement further provides that the Surviving Corporation will perform all of the Company's obligations under and pursuant to the Company's collective bargaining agreement with union employees. The Surviving Corporation will also pay management bonuses of up to an aggregate of $600,000 for the fiscal year 1998, in accordance with past practices to the extent that such bonuses have been accrued in the Company's unaudited interim financial statements for the nine month period ended September 30, 1998. Under the terms of the Merger Agreement, the Surviving Corporation is not required to continue the employment of any person or, with respect to the union obligations, to take any action or refrain from taking any action that the Company and its subsidiaries, prior to the Effective Time, could have taken or refrained from taking.

    DISPOSITION OF LITIGATION. The Merger Agreement provides that the Company agrees that it will not settle any litigation currently pending, or commenced after the date thereof, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of the Parent (which will not be unreasonably withheld). The Merger Agreement further provides that, subject to compliance with its fiduciary obligations under applicable law as advised by legal counsel, the Company will not voluntarily cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and cooperate with the Parent and the Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

    ADVICE OF CHANGES. The Merger Agreement provides that the Company must promptly advise the Parent, and the Parent must promptly advise the Company, of the occurrence or non-occurrence of (i) any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, the Parent or the Purchaser, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

       NOMINATION OF TIMOTHY R. DUKE. Upon acceptance and payment for the Shares in the Offer, Parent, acting through its Board of Directors, will cause its Board of Directors to be expanded and shall appoint Mr. Duke to fill the vacancy created by such expansion. Thereafter, the Parent shall cause Mr. Duke to be nominated for such position at the next annual meeting of stockholders of the Parent.

       COMMITMENT LETTER. Under the Commitment Letter, the Parent has agreed that until the Effective Time, unless the Company otherwise agrees in writing, it shall operate its business, and cause each of its subsidiaries and affiliates, including the Purchaser, to operate their respective businesses, in a manner so as not to materially impact its ability to borrow the monies contemplated to be loaned to it or them. By way of example, and not of limitation, the Parent has agreed therein that neither it, nor any of its subsidiaries or affiliates (including the Purchaser) will (i) enter into any financing transaction (other than the sale of common equity for cash consideration resulting in gross proceeds per share equal to the fair market value of such common equity) or any merger, consolidation, or purchase or sale of a substantial portion of the equity or assets, with or of any other person or entity, or (ii) enter into any recapitalization, reorganization, liquidation or dissolution, to the extent that any such action under clauses
(i) or (ii) above would materially and adversely impact the Parent's ability to borrow funds pursuant to the Commitment Letter. From and after the date hereof and continuing until completion of the Merger, or the earlier termination of the Merger Agreement in accordance with its terms, the Parent and the Purchaser have agreed to use the funds currently available under the Revolving Credit Facility, solely to fund the purchase of Shares pursuant to the Offer and the payment of the Merger Consideration. In the Merger Agreement, the Parent and the Purchaser jointly and severally represented and warranted to the Company that, as of November 10, 1998, (x) at least $30,000,000 was available under the Revolving Credit Facility and (y) the Parent had unrestricted cash on its balance sheet of at least $20,000,000, which $20,000,000 was agreed to only be used to fund the purchase of Shares pursuant to the Offer and the payment of the Merger Consideration.

       REPRESENTATION AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations and warranties by the Company concerning the Company's capitalization, required filings and consents, the Board's approval of the Merger Agreement and the transactions contemplated thereby (including approvals so as to render inapplicable thereto the limitation on business combinations contained in Section 203 of the DGCL), Commission filings and financial statements, absence of certain changes or events, compliance with law, absence of litigation, employee benefit plans, environmental matters, tax matters, real estate matters, contracts and the engagement of brokers in the Offer, intellectual property, contracts, potential conflicts of interest and Year 2000 compliance. Some of the representations are qualified to cover only those matters that would have a Material Adverse Effect on the Company or its subsidiaries taken as a whole. As used herein, the term "Material Adverse Effect" means any change or effect that would be materially adverse to the results of operations, financial condition or business of the Company and its subsidiaries taken as a whole.

       CONDITIONS OF THE MERGER. Under the Merger Agreement, the respective obligations of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) if required by the DGCL, the Merger Agreement has been approved by the requisite affirmative vote of the stockholders of the Company in accordance with the Company's Certificate of Incorporation, as amended, and the DGCL (which requisite vote the Company has represented to be solely the affirmative vote of a majority of the outstanding Shares); (ii) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) has been enacted, entered, promulgated or enforced by any United States, foreign, federal or state court or governmental authority that prohibits, restrains, enjoins or restricts the consummation of the Merger; provided, however, that each of the parties has used reasonable best efforts to prevent entry of any such restraints and to appeal promptly any such restraints that may be entered;
(iii) the Purchaser has purchased Shares pursuant to the Offer; and (iv) any waiting period applicable to the Merger under the HSR Act has been terminated or expired.

       TERMINATION EVENTS. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding approval thereof by the stockholders of the Company):

    (a) by mutual written consent of the Parent, the Purchaser and the Company;

    (b) by any of the Purchaser, the Parent or the Company if, by the Outside Date, any of the Offer Conditions has not been satisfied or (except with respect to the Minimum Condition) has not been waived by the Purchaser;

    (c) by the Company prior to the purchase of Shares pursuant to the Offer, if (i) there has been a material breach of any representation, warranty, covenant or agreement on the part of the Parent or the Purchaser contained in the Merger Agreement that materially adversely affects the Parent's or the Purchaser's ability to consummate (or materially delays commencement or consummation of) the Offer and that has not been cured prior to the earlier of (A) 10 business days following notice of such breach by the Company to the Parent and the Purchaser and (B) two business days prior to the Expiration Date or
  (ii) the Purchaser has (x) terminated the Offer or (y) failed to pay for Shares pursuant to the Offer;

    (d) by the Company if, prior to the purchase of Shares pursuant to the Offer, any person has made a bona fide offer to acquire the Company
  (i) that the Board determines in its good faith judgment is more favorable to the Company's stockholders than the Offer and the Merger and (ii) as a result of which the Board determines in good faith, based upon the advice of outside counsel, that the failure to terminate the Merger Agreement is reasonably likely to constitute a breach of the Board's fiduciary obligations under applicable law, provided, however, that termination under this paragraph would not be effective until the Company made payment of the Termination Fee (as defined below);

    (e) by the Parent prior to the purchase of Shares pursuant to the Offer, if (1) there has been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in the Merger Agreement that is likely to have a Material Adverse Effect and that has not been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires; (2) the Board has (x) modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser or withdrawn its approval or recommendation of the Offer, the Merger Agreement or the Merger, (y) approved or recommended another offer or transaction pursuant to, or otherwise knowingly and intentionally breached in a material manner the provisions of, Section
  6.5 of the Merger Agreement (relating to solicitation of other offers), or (z) amended the Rights Agreement to facilitate an offer by any other person to acquire the Company, or has resolved to effect any of the foregoing; (3) there has been, solely as a result of the operation of the Rights Agreement, a material breach of any representation, warranty, covenant or agreement contained in Section 3.3 or 3.4 of the Merger Agreement, which material breach has not been cured by the earlier of (X) the Outside Date or (Y) 20 days after receipt by the Company of notice of such breach from the Parent or the Purchaser; or
  (4) there has been a material breach of any representation, warranty, covenant or agreement contained in Section 3.5(c) or 5.2 (each relating to the Rights Agreement) of the Merger Agreement; or

    (f) by the Parent or the Company, upon the entry or issuance of any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, or any statute, rule or regulation enacted, entered, enforced, promulgated, amended or issued that is applicable to the Parent, the Purchaser, the Company or any subsidiary or affiliate of the Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency that is likely to have the effect of (i) making illegal or otherwise directly or indirectly restraining or prohibiting the making of the Offer in accordance with the terms of the Merger Agreement, the acceptance for payment of, or payment for, some of or all the Shares by the Purchaser or any of its affiliates or the consummation of the Merger; (ii) prohibiting the ownership or operation of the Company and its subsidiaries by the Parent or any of the Parent's subsidiaries; (iii) imposing material limitations on the ability of the Parent, the Purchaser or any of the Parent's affiliates effectively to acquire or hold or to exercise in all material respects full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by the Parent or the Purchaser or any of its affiliates on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption of the Merger Agreement or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company; or (iv) requiring divestiture by the Parent or the Purchaser or any of their affiliates of any Shares.

    EFFECT OF TERMINATION. In the event of the termination of the Merger Agreement pursuant to the foregoing, the Merger Agreement will then become void and there will be no liability on the part of any party thereto except as to certain provisions thereof; provided, however, that the payment of the Termination Fee pursuant to certain provisions thereof would be considered with respect to the calculation of any damages resulting from any such willful breach by the Company. This, however, will not relieve any party from liability for fraud or breach of any covenant, agreement or any other term in the Merger Agreement. If the Merger Agreement is terminated by the Company and a Termination Fee is paid pursuant to Sections 8.3(a)(i)(B) or 8.3(a)(ii) of the Merger Agreement, the Termination Fee will be deemed to be liquidated damages rather than a penalty, and will constitute the total damages and sole remedy of the Parent and the Purchaser upon any such termination.

    TERMINATION FEE AND EXPENSES. If (i) the Company terminates the Merger Agreement (A) pursuant to paragraph (d) under the heading "Termination" above or (B) in a manner or for a reason not expressly permitted thereby or (ii) the Parent terminates the Merger Agreement pursuant to paragraphs (e)(2), (e)(3) or (e)(4) under the heading "Termination" above, then the Company will pay to the Parent, within three business days following termination a fee, in cash, of $5,000,000 (the "Termination Fee"). If, from and after July 20, 1998, and prior to the purchase of Shares pursuant to the Offer, (i) any other person has made a bona-fide offer to acquire at least 50% of the Shares or substantially all of the assets of the Company, or otherwise to acquire the Company (the "Third-Party Offer"), at a price per Share (or the equivalent price per Share, in the case of an asset purchase) (x) that is higher on its face than the price per Share to be paid in the Offer or (y) that the Company determines, based upon the advice of Janney, is higher than the price per Share to be paid in the Offer, (ii) the Offer remains outstanding until the Outside Date but is not consummated solely as a result of the failure of the Minimum Condition and (iii) the Third-Party Offer is consummated within 180 days of the termination of the Merger Agreement, then the Company must pay to the Parent, within three business days following the consummation of the Third Party Offer, the Termination Fee. The Company in no event will be obligated to pay more than one such fee with respect to all such agreements and occurrences. Each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

  Stock Option Agreement

  Pursuant to the Stock Option Agreement, the Purchaser has the irrevocable right (the "Stock Option"), under certain circumstances, to acquire the Option Shares at a price of $10.375 per Share (the "Exercise Price"). The Exercise Price is payable in cash. The Stock Option Agreement could have the effect of making an acquisition of the Company by a third party more costly because of the need to acquire in any such transaction the Option Shares issued under the Stock Option Agreement. The Stock Option may be exercised by the Purchaser, in whole or in part, at any time or from time to time for 180 days following the termination of the Merger Agreement, upon the occurrence of a Triggering Event. Under the Stock Option Agreement, the term "Triggering Event" means any occurrence of (A) the termination of the Merger Agreement under circumstances causing a Termination Fee; (B)(i) a Third-Party Offer with a price per Share (or the equivalent price per Share, in the case of an asset purchase) (x) that is higher on its face than the price per Share to be paid in the Offer or (y) that the Company determines, based upon the advice of Janney, is higher than the price per Share to be paid in the Offer and (ii) the Offer remaining outstanding until the Outside Date but not being consummated solely as a result of the failure of the Minimum Condition and (iii) the Third-Party Offer being consummated within 180 days of the termination of the Merger Agreement; or (C) the purchase by the Purchaser of Shares pursuant to the Offer following satisfaction of the Minimum Condition. As a condition to the exercise of the Stock Option, the Company must promptly notify the Purchaser and the Parent in writing of the occurrence of any Triggering Event. The Company's obligation to issue Option Shares upon exercise of the Stock Option is subject to the conditions that (a) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise have expired or been waived and (b) there has not been in effect any preliminary injunction or other order issued prohibiting the exercise of the Stock Option pursuant to the Stock Option Agreement.

  If, at any time during the period after the occurrence of a Triggering Event and before termination of the Stock Option, any third party (a) acquires beneficial ownership of more than 50% of the then outstanding Shares or (b) enters into an agreement with the Company to acquire the Company, by merger, consolidation or the purchase of all or substantially all of its assets or other similar business combination, reorganization or recapitalization, then the Purchaser may, in lieu of exercising the Stock Option, surrender the Stock Option to the Company. Upon surrender of the Stock Option to the Company, the Company will pay to the Purchaser upon the Purchaser's written demand, an amount in cash for each of the Option Shares equal to the excess of (a) the highest price per Share paid or to be paid by such third party pursuant to such transaction (or such consideration paid to the Company, in the case of an asset acquisition or similar transaction, divided by the number of Shares outstanding on a fully-diluted basis (after taking into consideration the exercise of all outstanding options, warrants, rights (other than the rights issued pursuant to that Rights Agreement), convertible securities or exchangeable securities issued by the Company), excluding Shares issuable pursuant to the Stock Option Agreement) over (b) the Exercise Price.

  In the event any additional Shares (other than the Option Shares) are either
(i) issued and become outstanding, or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding, the number of Option Shares will be increased or decreased, as appropriate, so that, after such issuance, the Option Shares represent 19.9% of the number of Shares then issued and outstanding (not counting the Option Shares).

  The Stock Option Agreement further provides that at any time and from time to time after exercise of the Stock Option, if the Shares or any other securities to be acquired upon exercise of the Stock Option are then listed on the Nasdaq National Market (or any other national securities quotation system or national securities exchange), then upon the request of the Purchaser, the Company will promptly file an application to list the Shares or other securities to be acquired upon exercise of the Stock Option on the Nasdaq National Market (or any other national securities quotation system or national securities exchange) and will use commercially reasonable efforts to obtain approval of such listing as promptly as practicable. The Purchaser has agreed to pay all fees and expenses in connection with such listing.

  Stock Tender and Voting Agreements

  Each of the Company's directors and certain of its officers have contractually agreed with the Parent in certain Stock Tender and Voting Agreements, each dated November 10, 1998 (each, a "Stock Tender Agreement"), so long as the Merger Agreement is in effect, to tender their Shares in the Offer and to vote their Shares in favor of the Merger and against any action or agreement that would impede the Merger or the Offer.

  The Rights Amendment

  On March 19, 1997, pursuant to the Rights Agreement the Board declared a distribution of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on March 28, 1997 and for each share of Common Stock issued (including Shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined in the Rights Agreement). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one-half of a share of Common Stock at a purchase price of $26.00 per share of Common Stock, equivalent to $13.00 for each one-half of a share of Common Stock, subject to adjustment. On November 2, 1998, a majority of the Independent Directors (as defined in the Rights Agreement) voted to amend the terms of the Rights to permit the Offer and the Merger, and to provide for the termination of the Rights upon acceptance for payment of the Shares validly tendered and not withdrawn in the Offer. The Rights Amendment is filed as
Exhibit 8 to this Schedule 14D-9.

  Certain Arrangements with Directors and Executive Officers

  The Company entered into Change of Control Severance Agreements with Timothy
R. Duke and Mark G. Meikle, dated July 9, 1997, and July 7, 1997, respectively, that provide that, upon a "change of control (as defined therein)," Mr. Duke or Mr. Meikle will be entitled to receive an amount equal to the greater of 125% of his annual base salary for the year in which a change of control of the Company occurs and 125% of his annual base salary for the year preceding the year in which such change of control of the Company occurs, payable at Mr. Duke's or Mr. Meikle's option in a lump sum or bi-monthly during the 12 months following such change of control. Mr. Duke had maintained a similar agreement with the Company since July 1996. The purchase of the Shares in the Offer will be deemed a change of control under these agreements, requiring the payments set forth in the agreements to be paid by the Surviving Corporation.

  The following is a summary of an employment agreement, dated November 10, 1998 between the Company and Mr. Duke (the "Employment Agreement") which has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Employment Agreement. The Employment Agreement becomes effective upon the acceptance and payment for the Shares in the Offer and continuing for three years thereafter (except that, if the Effective Time of the Merger does not occur within 120 days of the Outside Date, the Company or the Parent may declare the Employment Agreement null and void). The Employment Agreement provides that, among other things, Mr. Duke will be employed as the President and Chief Executive Officer of the Company, will be appointed to the Board of Directors of the Parent and thereafter nominated for such position at the next annual meeting of stockholders of the Parent, and will be nominated and elected as a director of the Company for such terms as he shall serve as a director of the Parent. Mr. Duke's annual base salary will remain at $225,000, and he will be entitled to any incentive compensation that would be paid pursuant to an incentive formula contained therein or, after September 30, 1998, which may be paid in the sole discretion of the Board of the Company. Mr. Duke has agreed not to compete with the Company during the term of the Employment Agreement. The Employment Agreement terminates upon the death or disability of Mr. Duke or the expiration of the term of such agreement. The Employment Agreement may also be terminated by the Company with Cause (as defined therein), upon which in all cases no further payments (other than accrued salary) will be payable to Mr. Duke, or by Mr. Duke with Good Reason (which includes, among other things, demotion, relocation and change of control (other than a management buy-out)), in which case Mr. Duke will be paid his base salary for the remainder of the term of the Employment Agreement. The Parent has guaranteed the performance of the covenants and agreements in the Employment Agreement made by the Company.

  Certain other contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in an "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" (the "Information Statement") dated the date hereof, which is attached hereto as Annex II and incorporated herein by reference.

  Except as described in this Item 3(b) or under the captions "Directors," "Executive Compensation," "Option Grants in Last Fiscal Year," "Aggregated Fiscal Year-end Option Values" "Agreements Regarding Termination of Employment," "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions" in the Company's Proxy Statement, dated April 10, 1998, which sections are filed as Exhibit 2 to this
Schedule 14D-9 and incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Parent, the Purchaser or their respective officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board has unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

  A letter to the Company's stockholders communicating the Board's recommendation is filed herewith as Exhibit 4 and is incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

  Set forth below is a chronology of events and a description of contacts between representatives of the Company and the Parent. The description of certain meetings of the Parent's Board of Directors has been supplied by the Parent.

  Over the past few years, the Board has actively studied the current and future state of the Company's business, strategic position, and long-term prospects, including a review of its strategic alternatives to increase shareholder value.

  In early January, 1997, CPT Holdings, Inc. ("CPT") advised Robert L. Bunting, Jr., then Chief Executive Officer and Chairman of the Company, that it was making an unsolicited offer to acquire the Company for a price of $9.00 per Share. After a full review and consideration of the proposal, the Board determined that the offer was inadequate, and that it was not in the best interests of the Company or its stockholders to proceed with an acquisition of the Company by CPT.

  On January 14, 1997, Mr. Bunting and Timothy R. Duke, the then President and Chief Operating Officer of the Company (and currently its Chief Executive Officer and President), met with Donald G. Smith, the President, Chief Executive Officer and Chairman of the Parent, at the offices of the Parent. The purpose of the meeting was to discuss the possibility of the Parent being a "white knight" in the event that CPT proceeded to attempt a hostile takeover of the Company.

  The Parent retained the services of Ewing Monroe Bemiss & Co. ("Ewing Monroe") to evaluate the possibility of the Parent acquiring the Company and to advise the Board of Directors of the Parent in this regard. After consideration of the factors affecting the Company and the Parent at that time, and in light of the advice of Ewing Monroe, the Board of Directors of the Parent determined to pursue discussions with the Company for the possible acquisition of the Company.

  At the meeting of the Board held on March 5, 1997, Mr. Duke advised the Board that the Parent advised him that it might have an interest in acquiring the Company at a price to be negotiated, but in no event greater than $11.00 per Share.

  In April 1997, based on information from the Parent, Mr. Duke understood that due to the possible entry of new competitors into the Company's markets, the Parent's revised valuation was in the neighborhood of $10.00 per Share. Later in April 1997, Mr. Duke informed Mr. Smith that the Board concluded that it was not in the best interests of the Company's stockholders to enter into a transaction with the Parent given the Parent's suggested valuation. There were no further contacts between the Company and the Parent until June 1998, other than with regard to the Company's purchasing of billets from the Parent.

  At a meeting of the Board held on June 5, 1998, the Board reviewed the operations of the Huntington facility, including the progress of the Company's modernization program, industry trends, potential competitors, various possible strategic alliances, and, in light of the Company's stock trading price at the time, the possibility of an unsolicited, inadequate offer to stockholders which could also disrupt the Company's operations and employment levels, and leave the Company unable to serve its customers. The Board authorized Mr. Duke to contact Mr. Smith to ascertain whether the Parent might have an interest in a strategic alliance.

  On June 11, 1998, Mr. Duke and Mr. Smith discussed the possible advantages of a strategic alliance between the Company and the Parent, including that the combined entity would have greater financial strength, that the Company's Huntington facility would have a ready source of billets from the Parent's facility, and that the Parent would have a "built-in" customer for its billets. At the same time, Mr. Smith expressed a concern regarding any strategic alliance with the Company due to the possible entry of new competitors into the Company's markets.

  The Parent again consulted Ewing Monroe to evaluate a possible transaction with the Company and to advise its Board of Directors in this regard.

  On July 20, 1998, the Parent and the Company entered into the Parent Confidentiality Agreement preceding the Parent's review of certain information concerning the Company. Following the execution of this agreement, Mr. Duke and Daniel N. Pickens, a director of the Company and a First Vice President of Janney, kept the directors informed regularly regarding discussions with the Parent and the Parent's representatives.

  On July 28, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. A. Hugh Ewing III, President of Ewing Monroe, Ms. Mary Adams Bacon, a Managing Director of Ewing Monroe, and other representatives of the Parent. At the meeting the parties discussed the Company's business, the Parent's business, industry trends, potential competitors, and general parameters and concerns regarding possible terms and conditions of any transaction between the Company and the Parent.

  At a meeting of the Parent's Board of Directors on August 14, 1998, Mr. Ewing and Ms. Bacon made a detailed presentation regarding a possible transaction between the Company and the Parent. After considerable discussion, the Parent's Board of Directors determined to consider the issue further at its regularly scheduled meeting on August 18, 1998. At the meeting on August 18, the Parent's Board of Directors again met with Mr. Ewing and Ms. Bacon and again discussed the transaction under consideration. After a further detailed presentation by management and discussion, including consideration of the possible benefits to the Parent of a combination of the business of the Company and the Parent, the Parent's Board of Directors authorized management to negotiate the terms and conditions for the possible acquisition of the Company.

  At a meeting on August 19, 1998, the Board reviewed and analyzed the discussion of July 28, together with the updated information on the operations of the Huntington facility, including the progress of the Company's modernization program, competitive trends in the industry and the Company's stock price and performance. At the meeting, the Board further discussed the identity and key characteristics of other potential strategic partners. After considerable discussion, the Board authorized Mr. Duke and Mr. Pickens to continue discussions with the Parent.

  On August 24, 1998, Mr. Duke and Mr. Pickens met again with Mr. Smith, Mr. Ewing and Ms. Bacon to review historical and projected performance of the Company and the Parent, strategic opportunities, valuation parameters and terms and conditions of a possible transaction.

  On September 9, 1998, the Board met to discuss a possible transaction with Parent. The Board reviewed materials prepared by management and by Janney regarding the Company's historical performance, projected financial results, industry trends, stock price history, stock market data, and potential competition. The Board also reviewed the meeting held with the Parent's representatives on August 24, 1998 and authorized further discussion with the Parent.

  On September 11, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon to discuss a possible transaction. At this meeting, Mr. Smith indicated that the Parent was only prepared to proceed with a transaction in which it acquired 100% of the Shares for $11.00 cash. After considerable discussion, Mr. Smith agreed to recommend to the Parent's Board of Directors that the Parent pay a price of $11.50 per Share in cash to acquire the Company. Mr. Smith's willingness to recommend that price to the Parent's Board of Directors was conditioned upon various other issues, including protective devices such as break-up fees, Company options and stockholder lock-ups, completion of due diligence and the negotiation of definitive agreements. At a recess in the meeting, Mr. Duke, Mr. Pickens, Albert W. Eastburn, the Chairman of the Company, and Stephen A. Albert, a director of the Company and a member of Sierchio & Albert, P.C., general counsel to the Company, discussed the proposed sale of the Company via a conference call and concluded that Mr. Duke and Mr. Pickens should continue further discussions with the Parent. Negotiations between the Company and the Parent continued through the day.

  On September 14, 1998, via a conference call, counsel to the Company and counsel to the Parent discussed a possible transaction, including structure, due diligence, and the preparation of documents.

  The Parent's Board of Directors met again on September 15, 1998, and discussed the September 11, 1998 meeting described above. The Parent's Board of Directors authorized the commencement of extensive due diligence activities by the Parent's counsel and consultants and, subject to the results thereof and satisfaction of further conditions of management, the continued negotiation of a possible agreement.

  On September 17, 1998, the Board held a telephonic meeting at which it reviewed the Company's historical and projected results, industry trends, stock market trends, and competitive factors. The Board also analyzed and discussed the proposed purchase price in light of these factors, the Company's stock price, performance and trading volume, and other possible strategic alternatives. The Board approved the Company's retention of Janney as the Company's investment banker with regard to the transaction, and the Company's retention of legal counsel with regard to the transaction. Thereafter, legal counsel advised the Board with respect to certain legal matters, including the Board's fiduciary obligations in connection with any possible sale of the Company. The Board authorized the Company to continue negotiations with Parent.

  On September 29, 1998, the Board held a meeting at which Mr. Duke, Janney and legal counsel reviewed the status of negotiations with the Parent. Legal counsel again advised the Board with respect to certain legal matters and reviewed the principal aspects of the Merger Agreement, including protective devices such as break-up fees, Company options and stockholder lock-ups. Representatives of Janney delivered its oral opinion to the Board as to the fairness of the $11.50 cash consideration to be paid to the holders of the outstanding Shares. The Board then analyzed and discussed the offer, the Merger Agreement and the transactions contemplated thereby in light of the Company's historical performance, projected financial results, industry trends, potential competitors, stock price history and data, other strategic alternatives and various other matters that it considered relevant. Thereafter, the Board unanimously resolved to recommend acceptance of the offer and approval and adoption of the Merger Agreement by the Company's stockholders.

  On October 6, 1998, Parent's Board of Directors met again with representatives of Ewing Monroe to consider the proposed transaction. Based upon the Parent's due diligence investigation, as well as current competitive conditions in the industry and the decline in the Company's stock price, all of which were reviewed and addressed by Mr. Ewing and Ms. Bacon, the Parent's Board of Directors determined not to proceed with consideration of a final written agreement at that time, but did authorize Mr. Smith and other representatives of the Parent to continue due diligence investigations, as well as discussions and negotiations with representatives of the Company, and determined to meet and consider the matter further after additional due diligence and consideration of the financial aspects of the transaction.

  During the following three weeks, discussions continued between the parties and the Parent proceeded with its continuing due diligence investigation. The Parent's Board of Directors met again on October 20, 1998, and considered the status of the ongoing due diligence review and the differential between the trading price of the Company's stock and $11.50. The Board determined to reconvene to make a final decision on whether or not to proceed after management had further discussions with the Company's representatives and concluded other outstanding issues to management's satisfaction.

  On October 26, 1998, Mr. Duke and Mr. Pickens met with Mr. Smith, Mr. Ewing and Ms. Bacon. During that meeting, Mr. Smith reviewed the results of the Parent's due diligence investigation, industry trends and increased competition, and proposed a revised offer price of $10.00 per share. After discussion, although no agreement was reached regarding the possible terms and conditions of a revised transaction, the parties narrowed their discussion of price to a range of $10.50 to $11.00 per Share. Following the meeting, Mr. Duke reported the results of the meeting to the other Board members, and a meeting of the Board was scheduled for November 2, 1998.

  On November 2, 1998, the Board met to review the proposed transaction in light of all relevant data, including, in particular, industry trends, potential new competition, the operations of the Huntington facility, including the progress of the Company's modernization program, historical and projected results, the Company's stock price history and performance, together with other stock market data and trends, other strategic alternatives available to the Company and the due diligence performed by the Parent. The Board then discussed and analyzed the data, and concluded that a sale of the Company to the Parent at a price of $10.75 per share would achieve for stockholders a value that they would not likely be able to realize in the foreseeable future and, accordingly, would be in the best interests of stockholders. Janney delivered its oral opinion to the Board as to the fairness of a $10.75 price per Share to the stockholders of the Company from a financial point of view. The Board then unanimously resolved to recommend acceptance of an offer of $10.75 per share, should the Parent make such an offer, and directed Mr. Pickens to approach Mr. Ewing regarding the Parent's willingness to enter into such a revised transaction who, in turn, talked to Mr. Smith. Later that day, Mr. Smith indicated that he was prepared to recommend an offer price of $10.75 per share to the Parent's Board of Directors.

  On November 9, 1998, the Board of Directors of the Parent met and considered the offer price of $10.75, and the report of management on further investigations and negotiations with the Company. Ewing Monroe delivered its fairness opinion to the Parent's Board of Directors which stated that the Offer Price was fair to the Parent from a financial point of view. The Parent's Board of Directors reviewed the fairness opinion and financing commitment letters. Following further discussion, the Parent's Board of Directors unanimously approved the proposed transaction and directed the officers to conclude the negotiations concerning various relevant documents and, upon finalizing such documents, to execute the Merger Agreement. On November 10, 1998, after finalization of the various open issues, including completion of the Commitment Letter, the Merger Agreement, the Stock Option Agreement, the Amendment to the Rights Agreement, the Stock Tender Agreements and related agreements (the "Transaction Documents") were executed and delivered, and the transaction was announced publicly after the closing of trading on November 10, 1998.

  In approving the Offer, the Merger, the Transaction Documents and the transactions contemplated thereby, the Board considered a number of factors, including:

    1. The Board's view that a sale of the Company at this time is in the best interest of the Company and its stockholders in light of: (a) the Company's operating performance; (b) the Company's historical financial results; (c) the likelihood of new competitors in the Company's markets, both foreign and domestic; and, (d) the recent market price and performance of the Company's Common Stock;

    2. That the $10.75 per share cash offer price represents a premium of approximately 68.6% over the closing price for the Shares of $6.375 on the Nasdaq National Market on November 10, 1998, the last trading date prior to the public announcement of the execution of the Merger Agreement, and a value for the Shares that the stockholders are unlikely to otherwise be able to realize in the foreseeable future;

    3. The opinion of Janney presented to the Board on November 2, 1998, and confirmed in writing on November 10, 1998, to the effect that the consideration to be paid to the Company's stockholders in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view; in considering such opinion, the Board was aware that, upon completion of the Merger, Janney becomes entitled to certain fees described in Item 5 below in connection with its engagement by the Company;

    4. The presentation of Janney in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger, including (i) the terms and conditions of the Merger Agreement; (ii) the business, financial condition, results of operations and prospects of the Company; (iii) the financial terms of certain business combinations that Janney deemed relevant; (iv) selected financial and stock market data for certain other publicly traded companies that Janney deemed relevant; (v) the recent trading history of the Company's common stock; and (vi) other financial studies and analyses that Janney deemed appropriate;

    5. The terms and conditions of the Merger Agreement, which the Board views as favorable to the Company's stockholders, including that the Company's stockholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations;

    6. The Board's ability to withdraw or modify its approval or recommendation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement if necessary for the Company Board to comply with its fiduciary duties, and to terminate the Merger Agreement under certain circumstances; and

    7. The Purchaser's execution of the financing commitment and its agreement to conclude the transaction expeditiously and without any financing contingency.

  The foregoing discussion of factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors in reaching their own respective determinations.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to the terms of a letter agreement dated July 17, 1998 (the "Engagement Letter"), the Company retained Janney to assist the Board as its financial advisor in evaluating the terms of the Offer and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Offer. A copy of Janney's opinion is attached to this Schedule 14D-9 as Annex I, filed herewith as Exhibit 6 and incorporated herein by reference. The Company has agreed to pay Janney a fee of approximately $586,000 and to reimburse Janney for all reasonable out-of-pocket expenses incurred in carrying out its duties under the engagement. Pursuant to the Engagement Letter, the Company has agreed to indemnify Janney and its directors, officers, agents, employees affiliates, and controlling persons for certain costs, expenses and liabilities, including liabilities under federal securities laws, to which it might be subjected arising out of its engagement as financial advisor. Daniel N. Pickens, a member of the Board, is a First Vice President of Janney.

  The Company has also agreed to pay $150,000 to the law firm of Sierchio & Albert, P.C. for legal services performed by such firm in connection with the Merger Agreement, the Offer and the Merger, except that if the Offer is not completed, Sierchio & Albert, P.C. will charge for its legal services performed in connection with the Merger Agreement and the Offer in accordance with its standard hourly rates. Mr. Stephen Albert, a member of the Board, is a shareholder of Sierchio & Albert, P.C.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth on Annex II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) Each of the Company's directors and certain of its officers have entered into a Stock Tender Agreement requiring them, so long as the Merger Agreement is in effect, to tender pursuant to the Offer all Shares owned of record or beneficially by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex II is being furnished to the Company's stockholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1. Agreement and Plan of Merger dated as November 10, 1998, by and among the Company, the Parent and the Purchaser.

    Exhibit 2. Pages 1 through 13 of the Company's Proxy Statement dated April 10, 1998, relating to its Annual Meeting of Stockholders.

    Exhibit 3. Employment Agreement between the Company and Timothy R. Duke dated November 10, 1998.

    Exhibit 4.    Letter to Stockholders of the Company, dated November 17,
                  1998.*

    Exhibit 5.    Opinion of Janney Montgomery Scott Inc. dated November 10,
                  1998.*

    Exhibit 6. Stock Option Agreement between the Company, the Purchaser and the Parent dated November 10, 1998.

    Exhibit 7. Form of Stock Tender and Voting Agreement between the Purchaser and Certain Stockholders of the Company.

    Exhibit 8. Amendment No. 1 to the Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 13, 1998).

    Exhibit 9. Confidentiality Agreement between the Parent and Janney Montgomery Scott Inc., as agent for the Company, dated July 20, 1998.
--------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 17, 1998                  By:       /s/ Timothy R. Duke
                                              ---------------------------------
                                                     Timothy R. Duke,
                                               President and Chief Executive
                                                          Officer

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